CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PANSOFT COMPANY LIMITED
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 06.27.2011)

Albert Lung
650-843-7563
alung@morganlewis.com

June 27, 2011

VIA EDGAR

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Judiciary Plaza
450 fifth Street, N.W.
Washington, D.C. 20549-0306

Re:         Pansoft Company Limited
Form 20-F for the Fiscal year Ended June 30, 2010
Filed on November 8, 2010 File
Number: 001-34168

Dear Ms. Collins:

On behalf of our client, Pansoft Company Limited (the “Company” or “Pansoft”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a letter dated May 16, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010 (the “Form 20-F”).  The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Form 20-F for the Year Ended June 30, 2010

General
Item 15. Controls and Procedures, page 52 Prospectus

1.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY PANSOFT COMPANY LIMITED
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 06.27.2011)

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company adopted the COSO framework to evaluate the effectiveness of its internal control over financial reporting.  Moreover, the Company also followed the recommendation of PCAOB No. 5 Standard under which it conducted its assessment using a top-down, risk-based approach.   In January 2009, the Company engaged [***] (“[***]”, one of “Big Four” accounting firms) to assist the Company in evaluating the effectiveness of its internal control system over financial reporting.  The following describes in more detail the work the Company conducted from calendar years 2009 till end of 2010:

•
Top-down risk assessment:  The Company assessed the risk level and prioritized the risks first through linking up the risk to its financial statement account captions.  Evaluation criteria included materiality, volatility, transaction volume, transaction complicity and objectivity.

•
Entity-level control assessment:  The Company assessed the Entity-Level Control using the following five COSO elements: (i) control environment; (ii) risk assessment; (iii) control activities; (iv) information and communication; (v) monitoring.

•
Control design effectiveness assessment:  The Company identified and assessed the control design effectiveness based on the risk assessment results, for the following ten processes: (i) sales and account receivable; (ii) purchase and account payable; (iii) treasury management; (iv) payroll and welfare; (v) expense management; (vi) taxation management; (vii) financial statement closing (viii) equity (ix) fixed asset management and (x) intangible asset management.  The processes the Company conducted were based on risk assessment where materiality, volatility, transaction volume, transaction complicity and objectivity were considered in evaluating and prioritizing the risk levels.  In evaluating the risks, the Company also obtained inputs from external auditors on the Company's performance in prior years, major risk areas and risks inherent in the industry.  In the control design assessment, the Company conducted interview, walk-through testing to evaluate the effectiveness of the controls in mitigating those financial reporting related risks.

•
Information technology controls assessment:  The Company identified and assessed its information technology control from the following perspectives: (i) information technology entity-level control; (ii) information technology general control; (iii) information technology application control.

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•
Control operating effectiveness assessment:  The Company assessed the control operating effectiveness through developing sampling methodologies and performing three rounds of testing on all identified key controls.

Through the work conducted in calendar years 2009 and 2010, the Company has developed its process description and risk control matrices to record the risks and the respective internal control over financial reporting that were in place to mitigate the risks.  In addition, testing procedures were developed according to key control descriptions, and tests of control results were documented to identify improvement areas.

The Company has outsourced the assessment of internal control and internal audit function to Big Four firm in fiscal years 2010 and 2011.  The third party internal control consultants, including Big Four firm, are not the Company's independent registered public accounting firm.  The third party internal control consultants all possess Certified Internal Auditor qualifications and have extensive experience in internal audit engagements.  They have assisted the Company in conducting an operating effectiveness assessment of selected processes.  Major processes evaluated in 2010 and 2011 included:

•	Investment Process

•	Project Budgeting Process

•	Sales and Accounts Receivable Process

•	Purchase and Accounts Payable Process

•	Payroll and Welfare Process

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company maintains its books and records in accordance with Chinese GAAP to comply with PRC reporting requirements and converts them to U.S. GAAP on a quarterly basis.

For SEC reporting purposes, the Company has identified the areas, including principally revenue recognition and deferred taxation,  where  U.S. GAAP reporting differs from Chinese GAAP and has developed procedures to convert its books and records to U.S. GAAP for the preparation of its consolidated financial statements in accordance with U.S. GAAP. Both the Company’s Chief Accountant and Chief Financial Officer have adequate knowledge of U.S. GAAP and SEC reporting requirements and are kept abreast of the latest development in these areas.

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY PANSOFT COMPANY LIMITED
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
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Furthermore, the Chief Accountant and Chief Financial Officer have extensive experience in the PRC accounting practice and the software industry.  The Chief Accountant is responsible for converting the books and records to U.S. GAAP and preparing the information and financial statements in accordance with U.S. GAAP and SEC reporting requirements.  The Chief Financial Officer oversees the financial reporting process including, but not limited to, the conversion to U.S. GAAP and SEC disclosures. The Company’s audit committee, the chairman of which is a U.S. CPA, a former partner at PricewaterhouseCoopers, and an accounting professor at Peking University, reviews the U.S. GAAP financial statements on a quarterly basis.

The Company will continue to provide training to its accounting personnel to ensure its accounting personnel are kept knowledgeable and up-to-date on U.S. GAAP and SEC reporting requirements. Currently the Company is considering recruiting a U.S. CPA to enhance its accounting team.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as

•	Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The qualifications of the personnel who are primarily responsible for preparing and supervising the preparation of the Company’s financial statements are as follows:

•
The Chief Financial Officer holds a Master Degree of Applied Economics from the University of Minnesota.  Prior to joining the Company, he was employed by Westlake International Company for more than two years, where he was responsible for accounting and budgeting, in addition to his general management responsibilities, in its Beijing office.

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY PANSOFT COMPANY LIMITED
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•
The Chief Accountant holds a Bachelor of Accounting from the Shandong Finance University and is a certified public accountant in China, a member of the Chinese Institute of CPAs, and who has extensive financial management experience in the software industry in China.

•
The Chief Financial Officer is primarily responsible for reviewing and supervising the preparation of the financial statements. He works with his finance team closely to ensure that the Company’s U.S. GAAP financial statements are properly prepared and the Company’s internal control over financial reporting is effective.

•
All of the Company’s finance team members are full-time employees with a certificate of qualifications as an entry-level accountant in China.  Their accounting work experience ranges from two to five years in the software industry.

•
To further enhance the knowledge of the finance personnel, the Chief Financial Officer and Chief Accountant received training in the designated programs, “The Major Difference between U.S. GAAP and Chinese GAAP,” provided by Shanghai Finance and Accounting University in 2008 and also have attended several training programs on US GAAP update that are provided by Ernst & Young and PricewaterhouseCoopers.  Starting from second half year of calendar year 2011 to 2012, the Company’s accounting staff will attend professional training programs in “Risk and Internal Control Management” as well as in “US GAAP and Taxation” as provided by Beijing Offices of Big Four firms.

•
Currently the Company is considering recruiting a U.S. CPA to enhance its accounting team. The Chief Financial Officer and the Chairman of Board of Directors (acting as principal executive officer) have been constantly involved in the evaluation process of internal control over financial reporting and receive updates and reports regarding the work progress.  The third party professional consultant performs internal control testing over selected high-risk areas and reports its assessment to the audit committee of the Company.  The audit committee reviews their report, provides comments with respect to the work progress and approves any proposed actions to be taken by the Company to improve its internal control system.

•
The audit committee of the Company meets at least quarterly to review the financial statements of the Company and to supervise the work of the internal auditors and registered independent accounting firm. The audit committee consists of three independent directors. The chairman of the audit committee is a U.S. CPA, a former partner at PricewaterhouseCoopers, and an accounting professor at the Peking University

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY PANSOFT COMPANY LIMITED
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 06.27.2011)

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•
how many hours they spent last year performing these services for you; and  the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Presently, the Company does not retain any accounting firm or individual to prepare its financial statements, although it does not foreclose the possibility of doing so in the future if it is not able to recruit a qualified U.S. CPA to join its accounting team.  In January 2009, the Company engaged Big Four firm to assist the Company in evaluating the effectiveness of its internal control system over financial reporting, and Big Four firm continuously served as an internal auditor for the Company for fiscal years 2010 and 2011. The Company and the third party internal control consultants, including Big Four firm, had spent approximately 1000 hours from fiscal 2009 and 2010 pay them a total of approximately US$ 96,000 for the 2-year services. .  Big Four firm’s  internal control consulting team is led by a partner with over 15 years of experiences, who possesses the qualification of Certified Internal Auditor and is a Hong Kong Certified Public Accountant. The manager and the senior consultant all possessed the qualification of Certified Internal Auditor.

Risk Factors, page 6

2.
Revise to include a discussion of the risks associated with the company’s current billing practices for your large-scale software contracts and specifically address the fact that a significant portion of the formal invoicing and payment collection may not occur for three to ten months after the project is completed.

In response to the Staff’s comments, the Company intends to revise the disclosure on page 6 under the caption “Risks Related to Our Business” in the amended Form 20-F by inserting .a new risk factor set forth substantially as follows:

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY PANSOFT COMPANY LIMITED
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 06.27.2011)

“We may not be able to collect all or a significant proportion of our accounts receivable or unbilled revenues from certain large clients, which could lead to reduced revenues and profitability.

Our major clients may have a lengthy internal approval process for issuing payments to us on certain large size software contracts.  Depending on the practices of each client and the progress of the project execution, we normally bill a certain percentage of the total contract value during the execution of the projects and bill the remaining balance a few months after completion of projects.  Initial revenue recognition typically occurs between 60 to 300 days prior to formal invoicing.  During this period, we work closely with the clients’ project manager who would provide regular (but informal) reports and confirmation letters to the Company about the completion status of the contracts.

The lengthy internal payment approval process of our major clients has resulted in an extended period between revenue recognition and formal invoicing.  In accordance with the internal procedures of each client, various departments need to prepare their own paperwork to document their verification of the status of the projects from different technical aspects. After completion of this process, the clients request us to issue the related invoice.  Upon receipt of our invoice, the clients initiate their internal payment process, which may take up to 30 days to complete, after which payment is made to us.  Due to this lengthy and cumbersome approval and payment process, our clients often pay us only at the end of a calendar year during the performance of our obligations under the contracts, rather than observing the explicit payment terms set forth in the applicable written contracts.   In addition, formal invoicing by us triggers payments of business and income taxes because these taxes are levied by the PRC tax bureau on the amounts billed. Therefore, we prefer billing the clients upon receiving their notification that all of their internal payment approval processes are completed.  The Company generally collects substantially all of the unbilled revenues by either the end of a calendar year or Chinese New Year (which usually occurs in February).

While our written contract terms specify when we can bill a particular client in stages during the execution of our projects under the contract, we have very limited ability to strictly enforce these contractual terms.  Although we have not experienced payment default by our major clients, we may not be able to collect a significant proportion of the billed and unbilled revenues under these large contracts due to the clients’ payment practice described above, and we may experience significant delays in collecting payments from our major clients that will extend the aging of our accounts receivable, which will have a material adverse effect on our business, financial condition and results of operations.”

Liquidity and Capital Resources, page 37

3.
We note your response and proposed disclosure to our prior comments 3. Please explain further the contractual billing terms of your larger-scale software contracts. Tell us whether there is any relationship between your ability to bill and customer acceptance. Provide us with a representative sample of contracts that support the majority of your unbilled receivable as of June 30, 2010. Show us where these contracts specify billing terms and how they allow for these payment arrangements. If the terms in the contracts do not support these arrangements, clarify how you determined that the revenues related to these arrangements are fixed and determinable. We refer you to ASC 985-605-25-33 to 25-35

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY PANSOFT COMPANY LIMITED
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 06.27.2011)

In response to the Staff’s comment, we do not believe that ASC 985-605-25-33 to 25-35 applies to our unbilled revenues at June 30, 2010.  The related contracts for such unbilled revenues do not provide for payments during the period that the customer is expected to implement the related project.  Rather, these projects are for the construction of customized software systems and the contracts provide for payments to us during the period of construction and upon client acceptance.   As explained in the revenue recognition footnote, revenues under these contracts are recognized on the percentage-of-completion method in accordance with ASC 605-35.  We recognize revenue when persuasive evidence of an arrangement exists, certain milestones have been achieved or delivery has occurred, the fee is fixed and determinable, and collectability is reasonably assured.  If the Company does not have a sufficient basis to measure progress towards completion, revenue is recognized when final acceptance is received by the Company from the customer.

We consider persuasive evidence of an arrangement to be a contract or a project commencement notice.  We sometimes commence work on a project before we have signed a final contract with the customer.  Our customers often have lengthy internal contracting processes.  Because they wish that we commence work at an earlier date, the customers provide us with a project commencement notice which sets forth essential contract terms. The formal written contract is then signed at a later date once the client has completed internal processes.  We are providing a translated copy of a sample project commencement notice, which is attached as Exhibit 3 hereto.  We measure progress of our development projects by calculating the percentage of services provided during the reporting period comparing to total estimated services to be provided over the contracting duration.   On significant projects we obtain a written letter from the customer to confirm the progress of the project.

Revenue is determined following the above principles, and we do not consider the contractual timing of payment in making this determination.   In response to the Staff’s request for a representative sample of contracts for unbilled receivables, we present the contractual billing terms of the following three typical contracts.

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Sinopec Contract: Centralized Accounting System

In June 2010, we entered into a contract with Sinopec Corp. (“Sinopec”) for the software development and services for centralized accounting system of China Petroleum & Chemical Corp., Group, (Sinopec Group), in the amount of RMB 19.86 million. (Contract No. 10-1-1103) (a Form 6-K was filed on July 21, 2010 relating to the Sinopec contracts and an English translation of a form of this contract was filed as Exhibit 4.15 to the Form 20-F, and a copy of the specific agreement is attached as Exhibit 1 hereto)1.  By June 30, 2010, 90% of the total contract value has been recognized as revenue and none of the contract value has been collected.  Unbilled revenues of this contract were RMB 17,874,000 as of June 30, 2010. The related payment terms are stated in Article 2. “Total Contract Sum and Payment Terms” in the contract, which are standard provisions in software contracts.  The table below describes briefly the payment terms and schedule for this contract.

		Contracted amount
Project Phase	Contract number	20100118001		Date/ Phase
	Contract signing date	June 30, 2010		Completion
	Payment terms specified on the contract	%	RMB
Phase 1	Within 20 work days after the signing of this Contract.	20%	3,972,000	Jun-10
Phase 2	Within 20 work days after the completion of software development and user‘s acceptance testing run.	20%	3,972,000	Dec-09
Phase 3	Within 20 work days after the successful online experimental implementation conducted by testing units of Sinopec.	20%	3,972,000	Mar-10
Phase 4	After the completion of the extension and implementation of the system.	30%	5,958,000	Jun-10
Phase 5	After the system passes the final acceptance inspection.	10%	1,986,000
	Total	100%	19,860,000

As of June 30, 2010, the Company was entitled to bill a total of Rmb 17,874,000, or 90% of the total contracted amount, upon the completion of the project phase 4 under this contract. The same amount has been billed to Sinopec in October 2010.  Sinopec has made such payment to us in November 2010. The unbilled revenues related to this project were Rmb 17,874,000 (equivalent to $2,632,052, or 38% of total unbilled revenues remained outstanding as of June 30, 2010).

1 The Company intends to file a copy of the specific Sinopec contract as an exhibit to the amended Form 20-F to be filed in connection with this response letter.

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China National Petroleum Corporation:  Fund Management Platform Contract

The second contract (Contract No. Z2010-067) was signed with another large client, China National Petroleum Corporation (“CNPC”), dated June 30, 2010 for the software development and implementation of fund management platform of CNPC (an English translation of this contract was filed as Exhibit 4.14 to the Form 20-F).  The formal contract was signed on June 30, 2010. Total contract sum is Rmb12.24 million, which was based on estimated 10,027 man-days for the project.

The contractual billing terms of this contract are as follows:

1.	First payment is due 30 days after signing of the contract to cover the Company’s actual cost incurred (and agreed to by the client) prior to signing of contract.

2.	Second payment is due in June 2010 to cover the Company’s actual cost incurred (and agreed to by the client) to date since last payment.

3.	Third payment is due in December 2010 to cover the Company’s actual cost incurred (and agreed to by the client) to date since last payment.

4.
Fourth payment is due 30 days after the client acceptance of the system and the amount of payment will be calculated based on actual man-days incurred in this period, in accordance with standard rate, but the accumulated total payments up to this stage should not exceed Rmb11,040,000 for this project.

5.	Final payment of Rmb1.2m is due one year after the client acceptance of the system.

As of June 30, 2010, the Company has incurred a total sum of Rmb7.8m (representing 5,700 man-days actually accomplished by the company) on the contract, and CNPC has agreed to this amount, which was calculated based on costs and expenses incurred up to June 30, 2010 at the agreed daily rate per engineer specified in the contract.  The Company is entitled to bill these Rmb7.8 million but had not done so as of June 30, 2010.  Unbilled revenues in relation to this project were Rmb7.8m, (equivalent to $1,148,596 or 17% of total unbilled receivable) remained outstanding as of June 30, 2010.

China National Petroleum Corporation (CNPC):  ERP & FMIS System Integration Contract

The third contract (Contract No. Z2009-198) was also signed with CNPC, dated December 29, 2009, for the software development and implementation of system integration between ERP and FMIS of CNPC (a Form 6-K was filed on January 4, 2010 relating to this CNPC contract  and a copy of the specific agreement is attached as Exhibit 2 to this response letter)2.  The formal contract was signed on December 29, 2009.  Total contract sum is Rmb34 million, which was based on estimated 28,350 man-days for the project.

2 The Company intends to file a copy of the specific CNPN contract as an exhibit to the amended Form 20-F to be filed in connection with this response letter.

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY PANSOFT COMPANY LIMITED
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
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The contractual billing terms of this contract are as follows:

1.	First payment is due 30 days after signing of the contract to cover the Company’s actual cost incurred (and agreed to by the client) prior to signing of contract.

2.	Second payment is due in June 2010 to cover the Company’s actual cost incurred (and agreed to by the client) to date since last payment.

3.	Third payment is due in December 2010 to cover the Company’s actual cost incurred (and agreed to by the client) to date since last payment.

4.
Fourth payment is due 30 days after the client acceptance of the system but the amount of payment will be calculated based on actual man-days incurred in this period, in accordance with standard rate, but the accumulated total payments up to this stage should not exceed Rmb30,600,000 for this project.

5.	Final payment of Rmb3.4m is due one year after the client acceptance of the system.

As of June 30, 2010, the Company has incurred a total sum of Rmb20.3m (representing 16,666 actual man-days) on the contract, and CNPC has agreed to this amount, which was calculated based on costs and expenses incurred up to June 30, 2010 at the agreed daily rate per engineer specified in the contract.  The Company is entitled to bill these Rmb20.3 million but has only billed Rmb13.4 million as of June 30, 2010.  As of June 30, 2010, unbilled revenues in relation to this project was Rmb6.9m, (equivalent to $1,012,464 or 15% of total unbilled revenues remained outstanding as of June 30, 2010).

We note that for each of the three contracts described above, we choose not to bill the client according to the explicit contractual terms because we understand that our clients’ internal payment process dictate the timing of payments. The actual payment practices of these clients, including the amounts of payments and timing of installed payments, often deviate from such contractual terms, because these clients prefer to follow their traditional internal approval process as described above and in our responses to comment 2 earlier.  We do not believe that this payment pattern will change in the foreseeable future.  Nevertheless, we believe that these contractual terms, together with the past payment practice, represent the client’s legal obligations to pay for the Company’s services rendered as the project progresses.

4.	Provide us with an aging of your receivables (which includes billed and unbilled) for your major customers as of June 30, 2010 and 2009 and explain any major changes in the aging.

In response to the Staff’s comments, the Company hereby provides the following table regarding the aging of it accounts receivables as of June 30, 2010 and 2009.

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						Change
A/R	2010		2009		Change	/2009
	$	% of Total	$	% of Total	$	%
0 - 3 months	855,990	62%	506,882	63%	349,108	69%
4 - 6 months	153,541	11%	25,620	3%	127,921	499%
7 - 12 months	367,135	26%	254,954	32%	112,181	44%
Over 1 year	15,294	1%	13,908	2%	1,386	10%
Total	1,391,960	100%	801,364	100%	590,596	74%

As of June 30, 2010, the Company’s accounts receivable was $1,391,960, an increase of 74% as compared to the accounts receivable in fiscal year 2009.  As of June 30, 2010, accounts receivable aged between 3 to 6 months increased by almost 500% as compared to accounts receivable with same ages in fiscal year 2009, due to delay of the payment delivery occurred to some of our clients.  Accounts receivable aged over 7 months counted for 27% as compared 34% in fiscal year 2009. The decrease was a result of the management’s efforts to chase the settlements from the clients.

The following table sets forth the unbilled revenues for as of June 30, 2010 and 2009.

Unbilled revenues	2010		2009		Change	Change /2009
	$	% of Total	$	% of Total	$
0 - 3 months	2,017,104	29%	942,590	31%	1,074,514	114%
3 - 6 months	1,694,500	25%	841,599	27%	852,901	101%
6 - 12 months	3,134,636	45%	1,274,086	42%	1,860,550	146%
Over 1 year	41,231	1%	-	-	41,231	-
Total	6,887,471	100%	3,058,275	100%	3,829,196	125%

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As of June 30, 2010, the Company’s unbilled revenues reached $6,887,471, an increase of 125% as compared to the unbilled revenues as of June 30, 2009, due to a significant increase in revenue, particularly revenues from large size contracts with the Company’s traditional major clients. In terms of each age group as a percentage of total unbilled revenues as of June 30, 2010 and 2009, the increase was because the Company has not issued sales invoice until customers settle the bills.

5.
Explain further your response to prior comment 4 in your letter dated March 8, 2011 where you indicate that invoicing triggers certain tax obligations under PRC tax regulations. Tell us specifically what these tax obligations relate to and whether the company is accruing for these obligations in accordance with ASC 740-10.

In response to the Staff’s comment, the Company notes that formal invoicing by the Company will trigger payment of business taxes and income taxes, as these taxes are levied on amounts billed.  For U.S. GAAP financial reporting purposes, the Company already accrues tax obligations properly for income taxes and business taxes when revenue is recognized (regardless of whether the revenue is billed or unbilled) in accordance with ASC 740-10.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 65

6.
Your response to prior comment 4 and your proposed revised disclosures indicate that you defer a portion of the revenue from software system integration and development services with retainage clauses until collectability can be reasonably assured. In your response to comment 6 in your July 25, 2008 letter you indicated that should a customer choose to pay the last 5% of the contract before the expiration of the warranty period, the 5% is recognized as deferred revenue until the warranty period has expired. Accordingly, it is unclear whether you defer such revenues due to collectability reasons (as implied in your current response) or for some other reason. Please explain further and revise your disclosures accordingly.

In response to the Staff’s comments, the Company notes that its clients’ retainage of 5% -10% of contract value was treated in two ways. First, if clients paid for the retainage before the warranty period has expired, it was recognized as deferred revenue until the warranty period has expired, because the clients may require refund of their early payment if the covered system failed to perform in accordance with technical requirements during the warranty period.  Second, if clients withhold this retainage until the warranty period expires, it is not recognized as revenue until the related payment is received.  In both cases, refundability and collectability are the main reasons for Company to defer or not to recognize revenue under these contracts. The Company intends to further revise the disclosure regarding its policy for Revenue Recognition on page 65 as set force below:

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OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 06.27.2011)

“For software system integration and development services, the Company sometimes provides its customers with the right to withhold certain percentages (about 5% to 10%) of the contract value as compensation from the final balance payment as stipulated in the contracts. If the performance specifications cannot be met within a period of approximately one year following the customer's initial acceptance of the completed project, this retainage is not collectable.  For these contracts with a retainage clause, if the retained amount is paid by clients before the warranty period expires, it is recorded as deferred revenue which is recognized at the conclusion of the warranty period because the clients may require a refund of their early payment if the covered system fails to perform in accordance with the technical requirements during the warranty period.  If the clients withhold the retained amount and does not make payment prior to the expiration of the warranty period, the retainage is neither recognized as revenue nor invoiced until the performance specifications are met to the customer’s satisfaction at the end of the warranty period and when collectability can be reasonably assured in accordance with ASC Topic 985-605-25-3. In either case, this retainage is not recognized as revenue due to collectability or refundability risk.”

Note 12. Statutory Reserves, page 73

7.
In addition to the proposed revised disclosures provided in your response to comment 5, please also revise, both here and in your Liquidity section, to state in quantified terms the amount of net assets of your PRC subsidiaries that are currently restricted and not available for distribution to the Group and the amounts that are free of restriction. We refer you to Item 5.B.1.b of Form 20-F and Rule 4-08(e)(3) of Regulation S-X.

In response to the Staff’s comment, the Company notes that it will state in quantified terms, both in Note 12 and in the Liquidity section, the amount of net assets of our subsidiaries that are currently restricted and not available for distribution and the amounts that are free of restriction, by adding the following sentence:

“At June 30, 2010, net assets with the amount of $19,023,452 of the Company’s PRC subsidiaries are currently restricted and not available for distribution to the Group.  Net assets  of $536,351 are free of restriction.”

*   *   *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY PANSOFT COMPANY LIMITED
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 06.27.2011)

The Company respectfully requests the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (650) 843-7263.

Sincerely,

/s/ Albert Lung
Albert Lung

cc:          Megan Akst
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Guoqiang Lin
Chief Executive Officer
Pansoft Company Limited

Allen Zhang
Chief Financial Officer
Pansoft Company Limited

Exhibit 1

(English Translation)

Software Development and Services Contract

For

Centralized Accounting System of

China Petroleum & Chemical Corp., Group, (Sinopec Group)

Party A: Shanghai Subsidiary of Pacific Century Information Technology Co., Ltd.
Party B: Party B: Pansoft (Jinan)　Company Ltd
Place of Signing:
Date of Signing: June, 2010

Party A: Shanghai Subsidiary of Pacific Century Information Technology Co., Ltd.(On behalf of Sinopec)
Party B: Party B: Pansoft (Jinan)　Company Ltd

In order to develop Centralized Accounting System operating in China Petroleum & Chemical Corp., Party A and Party B, pursuant to the Contract Law of People‘s Republic of China, through fully consultation, agree to enter into this Contract.

Article 1. Time Limits, Place and Methods of Performance
1.1           This Contract shall come into force immediately after the date of signing and sealing, and shall be performed in Beijing, the People’s Republic of China. The execution of this Contract shall be completed once the project satisfies the quality requirements after inspection. Party B shall take the responsibility for system maintenance for three years without additional charge after the date of acceptance.
1.2           In case that the project does not satisfy the quality requirements after inspection, Party B shall conduct improvement within a reasonable period of time. In case that the improvement by Party B still does not satisfy quality requirements, Party A shall have the right to employ a third party to conduct the improvement, and Party B shall bear all the expenses arising from such employment.

Article 2. Total Contract Sum and Payment Terms
2.1 The total sum of this Contract is RMB 19.86 million Yuan (SAY RMB NINTEEN MILLION EIGHT HUNDRED AND SIXTY THOUSAND YUAN ONLY).
2.2 Party A shall pay Party B RMB 3.972 million Yuan (SAY RMB THREE MILLION NINE HUNDRED AND SEVENTY TWO THOUSAND YUAN ONLY), which is 20% of the total sum of this Contract, within 20 work days after the signing of this Contract.
2.3 Party A shall pay Party B RMB 3.972 million Yuan (SAY RMB THREE MILLION NINE HUNDRED AND SEVENTY TWO THOUSAND YUAN ONLY), which is 20% of the total sum of this Contract, within 20 work days after the completion of soft development and user acceptance test.

2.4 Party A shall pay Party B RMB 3.972 million Yuan (SAY RMB THREE MILLION NINE HUNDRED AND SEVENTY TWO THOUSAND YUAN ONLY), which is 20% of the total sum of this Contract, within 20 work days after the successful online testing run by the experimental units of Sinopec.
2.5 Party A shall pay Party B RMB 5.958 million Yuan (SAY RMB FIVE MILLION NINE HUNDRED AND FIFTY EIGHT THOUSAND YUAN ONLY), which is 30% of the total sum of this Contract, after the completion of the extension and implementation of the system.
2.6 Party A shall pay Party B RMB 1.986 million Yuan (SAY RMB ONE MILLION NINE HUNDRED AND EITHTY SIX THOUSAND YUAN ONLY), which is 10% of the total sum of this Contract, after the system passes the acceptance inspection.

Article 3. Specifications and Methods of Inspection
Standards and methods of acceptance shall be implemented pursuant to Software Development and Services Contract for Centralized Accounting System of China Petroleum & Chemical Corp. Group and Inspection and Acceptance Measures for the Completion of Information-technology Projects of China Petroleum & Chemical Corp. Group.

Article 4. Confidentiality
Party A and Party B shall take the responsibility of confidentiality to ensure successful completion of this project, and shall not disclose any technical document or data concerning this Contract to any irrelevant third party, including this Contract itself, without the prior written permit from the other party. Party A and Party B shall abide by this provision the other confidential information related to the two parties or users.

Article 5. Liability for Breach of Contract
5.1 Party B should complete the implementation and maintenance job within the time frame specified herein and with on schedule delivery of periodical accomplishments. In case of delay in the execution, except for the cause specified in Article 6 below, Party B shall pay liquidated damage of 1%0 of the total sum of the Contract for each day delayed.
5.2 Party A shall pay Party B the Contract fees according to the provisions hereof. In case of delay of the obligated payment, except for the causes of force majeure specified in Article 6 below, Party A shall pay overdue fine of 1%0 of the sum of the overdue payment for each day overdue.
5.3 In any case, the accumulative total of liquidated damage Party B may pay or overdue fine Party A may pay hereunder shall not exceed 5% of the total Contract value respectively.

Article 6. Force Majeure
Should either party be prevented from performing any of its obligations under this Contract due to events of force majeure, such as earthquake, typhoon, floods, fires, war and any other events which could not be expected, avoided and overcome, the affected party shall notify the other party in writing of the cause of delay or failure in performing any or all of its obligations, and shall send a certificate issued by the local government within four (4) days after its occurrence. In the event of force majeure, the party affected by such event shall be allowed to delay, or not execute the performance of all or part of the Contract hereunder, and such party shall not be regarded as breach the Contract.

Article 7.  Intellectual Property
7.1 Party A shall possess all the relevant intellectual properties of the software systems and /or customized programs, which are developed for Party A and/ or the end users of Party A by Party B 7.2 Party B shall guarantee that all the software and services it provides are not to infringe any intellectual property of any third party, or other obligations or duties that Party B bears for any third party (including, but not limited to, non-competition or non-circumvent obligations).
Party B should hold Party A free from any indemnity of claim, law suits or arbitration resulted from Party A’s application or acquisition of the software provided by Party B, and shall compensate the damage of Party A and/or its end users arising from infringement or other causes.

Article 8.  Arbitration
All disputes and controversies between the parties hereto with respect to any of the terms or conditions, or with respect to the performance of the parties under the Contract, which cannot be settled amicably by the parties, shall be finally settled by ruling The Arbitration Commission of Beijing in the People’s Republic of China, which shall be binding upon both parties hereto.

Article 9.   Governing Law
The Contract and the interpretation, execution and settlement of disputes or controversies hereto shall comply in all respects with the applicable laws of People’s Republic of China.

Article 10.  Miscellaneous Provisions
This Contract has four equally authentic original copies. Party A and Party B shall hold two copies of each. All amendments or supplements hereto shall be made in written form. Parties hereto may revise or supplement through negotiation on matters not mentioned herein.

Article 11. Appendix of Contract

The appendix is the integral component hereof with equally legal binding power.

Appendix: Software Development and Services Contract For Upgrading Functions and Deepening Application of Information Network of Centralized Funds Management System of Sinopec Group.
.

Party A: Shanghai Subsidiary of Pacific Century Information Technology Co., Ltd.
Representative:
Date:

Party B: Party B: Pansoft (Jinan)　Company Ltd
Representative:
Date:

Exhibit 2

(English Translation)

Software Development and Implementation Contract

For

System Integration between ERP and FMIS

China National Petroleum Corporation

Between China National Petroleum and the Supplier

This Contract is entered into by and between the following Two Parties in Beijing on December 29, 2009

Party A: China Petroleum Engineering and Planning Institute of China National Petroleum Corporation
Address: No.3, Zhixin West Road, Haidian District, Beijing

Party B: Pansoft (Jinan)　Company Ltd
Legal Representative: Wang Hu
Address: 3/F, Park Mansion, Qilu Software Park, New & High Tech Industrial Development Zone, Jinan
Bank of Deposit: Heping Road Subbranch of Jinan Branch of China Merchants Bank
Bank Account Number: 634080696810001

Whereas, Party A plans to integrate software systems between ERP and FMIS of China National Petroleum (hereafter referred to as “the Project”) and, according the negotiated tender results, Party A awarded the software development and system integration project to Party B and Party B will Party B, as the service provider of this project, will conduct software development and undertake relevant implementation services related to this Project.

Whereas, Pursuant to the essence of invitation for bids and submission of bids, Party A selects

Whereas, Party B undertakes the responsibility for the success of this Project.
In witness thereof, Party A and Party B, pursuant to the Contract Law of People‘s Republic of China as well as the related legal rules and regulations, through fully consultation, hereby agree to enter into this Contract.

1.      Definitions
Unless otherwise specified herein, the implication of the following terms are as follows:
1.1 “Software product” herein refers to the software Party B, under the authorization of Party A, develops hereunder for Party A, which includes software module, external software and the relevant documents and manuals. “software development” herein refers to that Party B accept authorization of Party A to conduct software design, development, testing and adjustment concerning ERP and FMIS Integration Project to implement “action plans” of this Project.
1.2 “Technical documents” herein refer to all the non-software, non-data technical documents and data and technical documents and data used in conjunction with software and data provided and downloaded by Party B.
1.3 “To implement services” indicates that Party B hereunder provides software installation, adjustment, technical support and training within implementation scope concerned with the software Party B develops under the authorization of Party A.
1.4 “Implementation scope” refers to the relevant units of CNPC. In case there are any adjustments, the scope should be subject to the adjustments.
1.5 “Online System Implementation” refers to the completion of system installation and adjustment within implementation scope, so that the system should satisfy the requirements of this Project and with stable operating for one year.

2. Scope of Contract
2.1 Under this Contract, Party B, under the authorization of Party A, shall develop software products for the Project to satisfy the needs of Party A and provide relevant implementation services, the technical requirements of which are enclosed in the Appendix.

3. Ownership and Delivery of Software Products
3.1 According to this Contract, Party B, under the authorization of party A, will develop software and provide technical services to Party A, which shall meet the requirements of Party A. All rights are reserved for Party A， and Party A is entitled to apply such software within China National Petroleum Corporation.
3.2 After the completion of software development, Party B shall submit Party A the source code and initial data of software products.
3.3 Party B, according to implementation scope hereof, shall provide Party A and every user a complete set of software installation document, a complete set of paper documents (technical manuals of software installation CD, user’s manuals, design documents and other technical documents). Within implementation scope hereof, in case any hardware or system with the installed software are destroyed, or any system document relevant to the software are lost, Party B shall provide Party A disaster recovery services or emergency services, reinstall software, or help Party A to recover the lost system files to realize normal operation.

3.4 In case that the software installation documents and /or all the documents are destroyed, lost or hard to be recognized, Party B shall, within five days after receiving written notice from Party A, provide Party A such lost document with clarity and accuracy and all the expenses arising from such event shall be borne by Party B.
3.5 Party B shall provide one-year technical support services after the systems installed with software products provided by Party B could get access to the internet.

4. Contents and Scope of Service Implementation
4.1 Pursuant to this Contract, Party B as service provider shall, according to the requirements of Party A, provide services of systems implementation related to this Project,  which mainly include consulting services relevant to systems implementation , software configuration of system integration scheme, customized development, testing, implementation, system integration, training services and technical support and so on. The detailed implementation scope could be referred to in Appendix A.

5. Progress of Services
5.1 The term of service hereunder is to be 36 months. Party B shall, according to the concrete implementation cycles, arrange appropriately the progress. The detailed progress could be referred to in Appendix Under the prerequisite of unchanged general process, Party A and Party B agree that the process plan at each stage can be slightly adjusted depending on specific condition. In case Party B proposes to make some corresponding adjustments on the process of service project, Party B shall timely report to Party A and obtain a written approval from Party A.
5.2 In case Party B fails to reach the expected progress, Party B shall immediately take necessary remedial measures so as to maintain the original job proceeding pace. Additionally, Party B shall report. Party A in writing of such the measures to be taken.
5.3 In case that the failure of reaching the expected process is due to the reason of Party B, and that Party B, after being urged by Party A, still cannot adopt necessary remedial measures or the adopted measures fail to reach the original progress, Party A has the right to suspend or terminate Party B’s partial or whole work.
5.4 Party B shall submit monthly process report to Party A during the implementation of the Contract. The forms and contents of the report shall be executed in accordance with the specific requirements of Party A. Party A shall have the right, pursuant to the actual condition of project, to add, subtract or change the contents of monthly progress report, and the results arising from such addition, subtraction or change shall be strictly implemented by Party B.

6. Service Locations
6.1 The service location of Party B is mainly in Beijing. However, according to the needs of this Project, project group of Party B will probably travel to other regions where Party A’s subsidiary units are located so as to carry out research, interviews, reports, meetings and handle the matters related to this Projects.
6.2 In case that project group of Party B, due to the need of work, should execute tasks at project site or other places of Party A, Party A shall offer Party B convenient service conditions such as on-site office, accommodation, transportation, telecommunication, etc.

7 Project Group
7.1 The project is to be carried out by as Party B being the core and Party A cooperating with Party B. Party B shall be responsible for the service quality, the service progress and service depth hereunder. Party B shall, according to the requirements hereof, establish a project group, while Party A shall also appoint related units and staffs to fulfill the Contract on behalf of Patty A, to coordinate the project group of Party B to carry on development work
7.2 Party B shall appoint and maintain an experienced project manager, so as to fulfill this Contract on behalf of Party B. All the specialists and managers allocated for the project shall meet the qualification requirements for the project, and Party B shall guarantee that the staff they offered are sufficient, competent and experienced to meet the personnel allocation plan specified in the negotiation results between Party A and Party B. For details of the key staff constitution of the project group of Party B, please refer to Appendix A.

7.3 Key staff of the project group shall, in the duration of this Project, be maintained stable and continuous. In principle, the project staff shall not be changed. In exceptional cases that Party B needs to change the staff, it shall obtain prior written approval from Party A. The newly-appointed staff shall surpass the replaced staff in job experience, business experience and engineering level and other aspects.
7.4 If Party A find any staff of Party B is not competent for the requirements of this Project, Party A is entitled to request Party B to replace such staff. Party B shall take the responsibility to replace such personnel in a reasonable time, and all expenses involved shall be on Party B’s account.

8. Total Contract Sum and Payment Terms
8.1 Party A hereof shall pay Party B the total contract sum of RMB THIRTY FOUR MILLION YUAN ONLY (RMB 34,000,000) (hereinafter “total contract sum”) ，as the service fee charge of Party B, that Party B, in accordance with the progress and quality requirements prescribed hereby, shall fulfill properly and completely the total service of software development and service implementation. This total sum shall be the maximum amount of the Contract, and the actual amount of total costs incurred shall be subject to the calculation by Party A according to the actual workload assessment and the standard rates set up by Party A.  The above said total sum is considered as the total compensation to Party B for all its service completed related to this contracted work, including, but not limited to, Party B and its staff’s traveling and accommodation expanses, allowance, insurance and taxation, thereby Party A shall not pay extra fees. The amount of work of software development and service implementation and the relevant expense standards hereof could be referred to in Appendix A herein.
8.2 The total contract sum specified herein is price including taxes. In the course of implementation of the Contract, each party shall respectively bear the taxes and duties arising from the implementation of this Contract., according to the regulations of Tax Law of the People's Republic of China and other relevant laws, Any tax, which shall be paid by Party B arising from the implementation of this Contract outside the territory of China, shall be borne and paid by Party B.
8.3 The total contract sum hereunder shall be paid by Party A in RMB in five installments in the light of the progress of this Project.

1.	First payment is due 30 days after signing of the contract to cover the Company’s actual cost incurred (and agreed to by the client) prior to signing of contract.

2.	Second payment is due in June 2010 to cover the Company’s actual cost incurred (and agreed to by the client) to date since last payment.

3.	Third payment is due in December 2010 to cover the Company’s actual cost incurred (and agreed to by the client) to date since last payment.

4.
Fourth payment is due 30 days after the client acceptance of the system but the amount of payment will be calculated based on actual man-days incurred in this period, in accordance with the standard rates, but the accumulated total payments up to this stage should not exceed Rmb30,600,000 for this project.

5.	Final payment of Rmb3.4m is due one year after the client acceptance of the system.
.

8.4 Before each payment, Party B shall send Party A with payment order and official commercial invoice. If in this stage, the service achievements and materials shall be approved or accepted by Party A, Party B shall simultaneously submit written documents of such approval or acceptance of the service achievements and materials by Party A in this stage.

8.5 Party A shall pay the fees within 30 working days immediately after reception of payment notice, official commercial invoice and other supporting documents without any objection. If any, Party A shall raise such a objection to Party B within 7 working days. After the settlement of such dispute, Party B shall issue Party A with the documents aforesaid again, thereby Party A shall pay the fees in conformity to the said procedures after receipt of such documents.

9. Review and Acceptance
9.1 Party B shall execute the contracted jobs according to the service implementation content and scope, and complete the jobs in different project phases according to the project implementation phase schedule. Party B shall be obligated to provide periodical job accomplishments of the aforesaid phases (or job in progress) to party A for reviewing, testing or inspection throughout the duration of the service. In case that party A puts forward any question or proposes any modification, Party B shall, according to party A’s proposal and decisions mutually reached by both parties through discussions, modify the job results delivered in the different phases (or job in progress) until obtaining the approval from party A.
9.2 Acceptance tests shall be conducted in each project phase either when the service periodical objectives achieved, or when the entire service is fully completed. Acceptance tests for the submitted achievements, including online inspection and the final acceptance check, shall be conducted by Party A, in accordance with the technical requirements (Appendix A), service scope (Appendix A), and implementation scope (Appendix A), and the inspection and acceptance reports shall be signed by Party A (refer to Appendix C for the forms concerned). All the inspection or testing acceptance should be conducted in the way specified in the project evaluation and inspection process that Party A defined. Party A shall, within 30 working days after the receipt of acceptance application from Party B and after confirmation of the realization of acceptance condition by Party A, organize and complete the inspection and acceptance work.
9.3 In case that the submitted achievements of the Project services failed to meet the requirement hereof, or failed to satisfy the modification requirements determined by both parties through mutual discussions, a second acceptance test can be carried out so that both parties shall be able to identify the causes and apply relevant measures jointly to modify or eliminate the deficiencies.
9.4 In case that the submitted results fail to pass the second test before acceptance , Party B shall, at its own cost, take proper measures to eliminate deficiencies until the said work results pass the next testing run for acceptance. In case that such failure is caused by party A’s fault, party B shall, at party A’s cost, take proper measures to eliminate such defect until the said work results pass the acceptance test.
9.5 Party A shall, without affecting the schedule hereof, conduct timely reviewing, testing or inspection on the periodical project phase achievements (or job in progress) submitted by party B, and provide its suggestions concerned. Party A shall promptly arrange test/inspection before acceptance for the said submitted achievements and issue inspection and acceptance documents to party B within 10 working days if the aforesaid submitted achievements of Party B satisfy the requirements and pass the acceptance tests.

10 Quality Assurances
10.1 Party B shall guarantee quality assurance for the developed software and implementation services provided by Party B under the authorization of Party A, and guarantee to provide and maintain a quality assurance system and strict quality control procedures throughout the duration of the service,  guarantee to employ appropriate and qualified personnel to provide services for Party A, and guarantee that the services provided in accordance with this Contract meet the requirements herein and in line with the goal hereof.

10.2 This contract carries a 12 months warranty for free commencing from the date on which the final acceptance report is issued. Party B shall, at its own cost, promptly provides personnel to solve any mistake, negligence, or problem related to the software products or services in case that such mistake, negligence, or problem is found during its existing warranty period.

11. Ownership and intellectual Property
11.1 The ownership of the service achievements of every stage or ultimate service achievements (refer to Appendix D hereto for detail) submitted by Party B as per the regulations herein to Party A shall belong to Party A. As the legal owner of aforesaid achievements, Party A is entitled to apply such service achievements of item anywhere and anytime.
11.2 Party A agrees with the internal conservation and usage of the service achievements by Party B, and without Party A’s consent, the introduction and usage of the service achievements hereby hereunder to and by any third party are prohibited. During the course of internal conservation and usage of the service achievements, it shall be forbidden for Party B to impair the rights and interests of Party A in any way.

12 Statement of Non-infringement
12.1 Party B hereby declares that there are no right defects or potential defects relating to the software products and relevant service achievements and the technology, software, data or article being used during the service process of software development, nor any injunction involving his/her home country or the user’s countries, and that party A, if uses the products as per the proper and reasonable demands of Party B, will not infringe anybody’s rights or violate any legal provision.
12.2 If Party A suffer from any claim for compensation or appeal incurred by the foregoing infringement or illegality, Party A shall notify Party B at prime tense and the latter shall transact the aforesaid claim or appeal and bear all the legal liabilities and economic responsibilities involving the claim or appeal to the Third party, while Party A bears no responsibilities except providing Party B with reasonable information and supporting related to the deraignment. In case that, due to the foregoing events, the legal procedure ultimately ascertains the usage of the submitted service achievements and the relative technology, software, data or materials being used will be restrained, Party B shall immediately, as per the choice of Party A, make the following arrangements and bear all relevant fees:
(1) Purchase the rights of use for continuous use of the products or service for Party A;
(2) Revise the products or service without causing any infringement; or
(3) Replace such products or service with the substitutes, with equivalent functions, no risk of infringement ratified by Party A; or
(4) Refund the contracted charges already paid by Party A and compensate the losses of Party A arising from such restriction on usage.

13.  Assignment and Subcontracting
13.1 Neither Party A nor Party B shall assign all or any part of the contractual obligations that he/she should assume without the other party’s consent.
13.2 Party B shall not assign the service he/she should assume to any Third party without the prior consent of Party A.
13.3 In case that Party B considers it is necessary to assign the service to any Third Party, Party B shall submit written application to Party A in advance, with clear statements on the reasoning, and supply of sufficient materials to assess the Third Party’s performance. Then, Party A is entitled to decide finally whether Party B could subcontract the foregoing assignment. Party B shall, if subcontracted, manage these Third Party subcontractor(s) and take controls of their job quality, and shall be completely responsible for the jobs accomplished by the subcontractor(s) hereunder and is assumed to be held of joint liability. The subcontract reached between Party B and the Third Party shall be kept in file of Party A.

14 Modification of Service
14.1 Party A is entitled to amend service content by changing, adding or reducing the service content herein during contract execution process.
14.2 Party B shall submit modification measures and implementation schedule immediately after the receipt of the notice of service modification from Party A. Both parties shall negotiate about the measures and schedule submitted by Party B, and sign service modification memorandum (or supplementary agreement). Party B shall be responsible for organizing and executing such service modification.
14.3 Party A shall pay corresponding compensating service fee to Party B, if the above modification makes significant changes and increases the workload beyond the specification in Appendix A relating to this Project; and Party B shall reduce corresponding related service fee, if the above modification makes great changes and decreases the workload specified in Appendix A relating to this Project.

15. Suspension of Service
15.1 Party A shall be entitled to suspend part or all of the service stipulated hereby because of the reasons specifies in 15.2. Once obtaining the suspension notice, Party B shall stop relative work at prime tense and handle properly the already-finished work, while continuously proceed with the work that is not suspended.
15.2 Were the suspension of work by Party A due to the fault of Party B, Party B shall not proceed with the suspended work until obtaining the approval for the modifications on jobs concerned from Party A. Under this circumstance, Party A will not indemnify any losses of Party B. However, Party A shall, as per the Contract provisions, pay Party B the corresponding service fees for the jobs that have been finished by Party B before the suspension ordered by Party A and has passed the verification from Party A in accordance with requirements herein. The contractual schedule must not be adjusted without the prior consent of Party A.
15.3 Were the suspension of work due to the reasons of Party A and such reasons involve the two parties shall confer with one another and make adjustments on such involved service charge and working schedule. Party A shall compensate Party B the reasonable extra direct cost arising from such suspension of work.

16. Delay of Schedule
16.1 In case that Party B encounters such matters impeding the working schedule during service course, Party B shall notify Party A in writing about the possible delay in details. Party A shall make an evaluation on such conditions immediately after the receipt of such notice from Party B, and shall determine whether the service shall be extended and liquidated damages for delay shall be charged.
16.2 If Party B fails to execute and complete the overall service within timeframe defined hereby or extended time approved by Party A except the failures due to force majeure or fault from Party A, Party B shall pay liquidated damages for delay in compliance with the provisions herein. 0.5% (zero point five percent) of the corresponding service fee for unfinished service may be deducted by Party A as liquidated damages for every five days until the completion of the service. The maximum amount of liquidated damages for the aforesaid delay shall not exceed 10% (ten percent) of the total contract sum.
16.3 The payment of liquidated damages will not exempt the obligations that Party A and Party B should assume or other responsibilities that Party A and Party B should take according to the provisions herein.

17. Termination of Contract
17.1 Any party that fails to execute the contract in accordance with the regulation herein or whose execution fails to comply with obligations defined herein will be in breach of Contract. In case that one party conducts act of breach of contract, the other party shall be entitled to notify the defaulting party in writing to correct or remedy the defects and to request the defaulting party to compensate the loss remained after aforesaid correction or remedying. Otherwise, the observant party may be entitled to issue termination notice in writing hereof and the contract shall be terminated from the date of the service of such notice, if the defaulting party fails to make the aforesaid correction or remedying within 30 (thirty) days or reaches understanding with observant party.
17.2 Party A shall be entitled to notify Party B in writing 15(fifteen) days in advance to terminate part of or whole of the contract for the convenience of the project construction of Party A. Party B shall, in accordance to requirements of Party A, stop related operation immediately after the receipt notification from Party A. in such circumstance, Party B shall make efforts to reduce the subsequent cost arising from such termination and hand over the completed works to Party A.
As for the aforesaid termination due to Party A, Party A shall pay Party B the fees of work completed by Party B before the date of termination and the reasonable and well-found expenses paid by Party B for the execution of this Contract.
17.3 In case that the Contract is terminated due to the faults of Party B, Party A shall be entitled to take necessary remedying measures. Party A may, in appropriate condition, purchase the service similar to the unfinished service by Party B, and Party B shall bear the additional payment for purchasing such service. Party A shall provide the supporting documents concerned.
17.4 If Party B had conducted bribery and fraud in the courses of bidding and signing hereof, Party A may notify Party B in writing to terminate the contract. The contract will be terminated from the date of the service of such termination notice.

A. Herein, "bribery” refers to the act that may influence the action of related personnel during the process of bidding and signing by providing, supplying, accepting or asking for any valuable things.
B.        Herein, “fraud” refers to the act of misrepresentation of the truth to affect the bidding, signing and execution of the contract and harm the interests of Party A. Take it for example that Party B colludes with other bidders in submitting their bid price quotations to bereave the competition of bid prices and deprive Party A of his/her interests from free and public competition.
17.5 If either party declares bankruptcy or in legal state of insolvency, the other party may notify such Party in writing about the termination of the Contract without taking any compensation responsibility.  The termination shall not harm or affect the party’s right of any action or remedying measure that have been taken or will be taken.

18. Limitation of Liability
18.1 As for any claim of liability for breach of Contract to the extent permitted by law, the compensation liability of the liable Party is only limited to the indemnity of the direct actual losses and is not held liable for any indirect losses.
18.2 As for any claim arising from the violation of provisions on ownership or intellectual property rights and statement of non-infringement herein, or personal injury or property damage, or other torts, the compensation liability of the liable Party is only limited to the indemnity of the direct actual losses and is not held liable for any indirect losses.

19. Employees Insurance
19.1 Party B shall be obligated to purchase appropriate insurance for the staffs dispatched for the Project, equipment and property input into the project so as to cover any possible loss which might bring to such staffs, equipment and property. Party A shall not undertake any responsibility or expense for the losses of staff or equipment or property caused not by the fault of Party A.

20. Confidentiality
20.1 The confidential information hereunder shall be considered as the business terms hereof and the documents which have been clearly notified by one party to the other Party orally or in writing. The aforesaid confidential information shall not include (a) the information known to the public before the signing of the Contract or during the performance of the Contract; (b) the information which has been legally at the hand of the other party before disclosing to the public and the information possessed by the other Party does not obtain through directly or indirectly from the disclosure by Party; (c) the information legitimately provided by the third Party, which is not subject to disclosure restrictions.
20.2 Party A and Party B mutually agree to keep trade secrets in confidential for five years after the termination of this Contract. Party A and Party B agree, unless otherwise required in accordance with the law, not to offer confidential information of the other party to any third Party in any forms for the purpose of execution of this Contract. To ensure no violation of the provision hereof, both parties agree to take all reasonable procedures and measures to ascertain that their employees and cooperative partners will not disclose or distribute confidential information to the public.

21. Force Majeure
21.1 Force Majeure refers to events that happens unforeseeably, inevitably and the occurrence and consequences to any party of such events are unable to be controlled and overcome, including but not limited to wars, strikes, acts of government, serious natural disasters and other circumstances by mutual agreement of both Parties
21.2 Any delay or failure of either party in the performance of the whole or partial obligations hereunder due to the occurrence of the events of Force Majeure shall not be regarded as breach the Contract. Any direct or indirect loss of any Party due to such events of force Majeure (unless otherwise agreed herein) shall be borne by such party on his/her own.
21.3 The affected party shall take appropriate measures to prevent further loss, inform the other party in writing as soon as possible and provide an explanation after Force Majeure occurs. Both Parties shall conduct friendly negotiation and take remedial measures to minimize the loss.
21.4 If a period of Force Majeure lasts for more than thirty (30) days, the two parties may modify the Contract or terminate the Contract.

22. Non-waiver
22.1 Any failure or delay by a Party to insist upon the performance of any provision of this Contract during the execution of this Contract, unless otherwise stipulated herein, shall not constitute a waiver of any right under the Contract. And any single or partial exercise of any right shall not preclude the exercise of any other right.

23 Governing Law
23.1 This Contract shall apply the existing laws of People’s Republic of China and be interpreted under the existing laws of People’s Republic of China.

24. Dispute Resolution
24.1 All disputes between the parties hereto with respect to any of the terms or conditions, or with respect to the performance of the parties under the Contract shall be settled amicably by both parties’ utmost effort.
24.2 In case that the aforesaid disputes cannot be settled amicably by the parties, any party may apply for arbitration proceedings. The umpirage of such arbitration shall be binding on all the parties, and both parties shall execute such umpirage unconditionally. CIETAC should be the agreed arbitrator. The said arbitration venue shall be in Beijing and conducted in the Chinese language.
24.3 While such disputes are under arbitration, the parties shall, except for the part which is under dispute, continue to carry out the other obligations provided herein.

25. Notice
25.1 All notices, papers or other documents(collectively referred to as “notice”)  under this Contract shall be in writing, and shall be delivered or sent by specially-organized person by mail, fax or registered mail to:

Party A：China Petroleum Engineering and Planning Institute of China National Petroleum Corporation
Contact Address: No. 3, Zhixin West Road, Haidian District, Beijing
Attention: Yuan Weining (袁维宁)	Tel No.: 010-82383375
Party B: Pansoft (Jinan) Company Ltd.
Contact Address: 3/F, Park Mansion, Qilu Software Park, New & High Tech Industrial Development Zone, Jinan
Attention: Nie Yutao (聂玉涛)	Tel No: 15953106628	Fax: 0531-88871164

25.2 The effective date of the notice shall be the date of service or the effective date specified clearly in the notice, and the later one of the two shall prevail.

26. Miscellaneous Provisions
26.1 The form shall come into effect after being signed and sealed by the authorized signatories of both parties.
26.2 The Contract consists of the master contract and five appendixes of Appendix A to Appendix E and the appendices are the integral components of the Contract. In the event of any in consistency between these appendixes and the master contract, the master contract shall prevail. The tender documents of both parties’ concerning about the project shall constitute the reference for the explanation of the Contract.

Appendix A: technical Appendix of software development and implementation
Appendix B: training
appendix C: delivery List of achievements
Appendix D: inspection and acceptance certificate
Appendix E: commitment letter of acceptance of confidential information

26.3 Any modification to this Contract shall be in written agreement, and shall come into effect after being signed and sealed by the authorized signatories of both parties. Such modification shall constitute an integral part of this Contract.
26.4 The Contract is drawn up in the Chinese language in four equally authentic original copies. Party A shall take four copies and Party B shall take two copies with equally legal binding power.

Party A：China Petroleum Engineering and Planning Institute of China National Petroleum Corporation	Party B: Pansoft (Jinan) Company Ltd.
Signature of authorized representative: Ge Weidu	Signature of authorized representative: Lin Guoqiang

Exhibit 3:

China National Petroleum Corporation (CNPC Group)

ERP System and Centralized Accounting System integration

Project Commencement Notice

Pansoft (Jinan) Company Ltd.:

This is to inform you that the software development and implementation project of System integration between ERP and Centralized Accounting Software Systems of China National Petroleum Corporation (CNPC Group)” has been approved to commence and was assigned to your company to execute the related development and implementation jobs. The overall framework of the project execution and business arrangements are stated as the followings:

(1)	Overall Project Goals

In order to meet the growing demand and to satisfy the requirements of current and future financial management in CNPC, it is necessary to establish a centralized solution for financial operations in a unified platform to integrate ERP and FMIS systems. With the said solution, all data entries from different operational systems will be shared by multiple users so as to achieve the data management goal of: “one entry for multiple retrieves” to support consistent and coherent operations between two systems. In the integrated solution, the integrity of the centralized accounting system should be maintained.

(2)	Major Objectives

The objectives for this system integration project: Further developing FMIS system to enhance its interfaces and integrating FMIS with the ERP systems operating in CNPC. All financial data entry are initiated in different ERP systems and integrated into FMIS system through designated interfaces of FMIS. All the related accounting vouches generated by FMIS shall be based on the integrated data transferred from ERPs.

The software development, testing, experimental operating of the integrated system should be completed and extended to designated subsidiaries for system implementation.

(3)	Project Phase Progress

2008/09: Project commencement
2008/12: Complete software development and testing
2009/03: Tuning for the System testing run at the experimental units
2011:      Complete the system implementation extension

(4)	Budget

The project budget is estimated based on the projection of job load for software development and system implementation. According to the project feasibility study, total budgeted man-days sums up to 28,350 man/days for software development and system implementation. The rates for man/day should be in accordance with the Rates of Pansoft Technical Service determined by CNPC’s Financial Department.

(5)	Working Plan

This is to confirm that Pansoft Company (Jinan) is the software development service provider to execute the project software development, testing and execution for ERP and Centralized Accounting Software Systems of CNPC.

The system design and software development for this project is planned to formally commence on 2008/9/1. Pansoft’s engineering and technical service team should be available onsite to start the related jobs on time.

(6)	Contracting

During the project execution period, all the team members of Pansoft Company (Jinan) is required to fill the job log on weekly basis and the team manager should aggregate the all the job records and submit the report to the responsible manager of CNPC for his/her confirmation signature on monthly basis. Based on this report and records, CNPC will confirm the project phase job accomplished periodically (usually on quarterly basis)

CNPC initiates its contracting process based on the project budget determined by the project feasibility study. Once the related contract signed, based on the actual jobs accomplished, pursuant to the related contract terms, the related service charges should be settled. Any cost or expenses related to this project incurred before the contract signing should be consolidated into the phase job accomplishments and paid together.

Signed by：Yuan Weining

Title: Chief Technology Officer

Date: 2008.8.25